THE FLOWR CORPORATION
PRIMARY OFFERING OF COMMON SHARES
July 15, 2019

An amended and restated preliminary short form base PREP prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada other than Quebec. A copy of the amended and restated preliminary short form base PREP prospectus, and any amendment, is required to be delivered to any investor with this document.

The amended and restated preliminary short form base PREP prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form base PREP prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form base PREP prospectus, final short form base PREP prospectus, the supplemented prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The aforementioned filings can be found on SEDAR at www.sedar.com.

Additionally, an amended and restated preliminary prospectus, containing important information relating to the securities described in this term sheet, has been filed with the United States Securities and Exchange Commission as part of a registration statement on Form F-10, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. A copy of such amended and restated preliminary prospectus, and any amendment, is required to be delivered to any investor that received this term sheet and expressed an interest in acquiring the securities. The F-10 is still subject to completion.

There will not be any sale or any acceptance of an offer to buy the securities until the Form F-10 has become effective. This term sheet does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The aforementioned filings can be found on EDGAR at www.sec.gov.

ISSUER:	The Flowr Corporation (the “Issuer”).

AMOUNT:	~C$125 million

OVER-ALLOTMENT OPTION:	The Issuer has granted the underwriters an over-allotment option exercisable for 30 days from the date of closing to purchase up to an additional 15% of the Common Shares.

USE OF PROCEEDS:

The Issuer intends to use the net proceeds from the offering to fund (i) the cash portion of the consideration for the acquisition of Holigen (the “Acquisition”); (ii) the fees and expenses incurred in connection with the Acquisition; (iii) capital required for the construction and development of Holigen’s and the Issuer’s facilities; and (iv) working capital and general corporate purposes.

LISTING:	“FLWR” / TSX.V; “FLWR” / NASDAQ (to trade following pricing)

FORM OF OFFERING:	Cross-border offering via short form base PREP prospectus in all provinces of Canada, except Quebec, and pursuant to MJDS, via prospectus (filed as part of a Form F-10) in the U.S.

FORM OF UNDERWRITING:	Fully marketed offering.

LOCK-UP:	90 days for Issuer officers, directors and certain other shareholders.

THE FLOWR CORPORATION
PRIMARY OFFERING OF COMMON SHARES
July 15, 2019

ELIGIBILITY:	The Common Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

JOINT BOOKRUNNERS:	Barclays Capital, BMO Capital Markets, Credit Suisse Securities.

UNDERWRITING FEE:	6.00%.

CLOSING:	July 23, 2019.